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                              January 4, 2021

       Prabu Natarajan
       Chief Financial Officer
       Science Applications International Corporation
       12010 Sunset Hills Road
       Reston, VA 20190

                                                        Re: Science
Applications International Corp
                                                            Form 10-K for the
Year Ended January 31, 2020
                                                            Filed March 27,
2020
                                                            Form 10-Q for the
Quarter Ended October 30, 2020
                                                            Filed December 4,
2020
                                                            File No. 001-35832

       Dear Mr. Natarajan:

              We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarter Ended October 30, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Impacts of the COVID-19 Pandemic, page 22

   1. We note the CARES Act provides a mechanism to recover your labor costs where your employees are ready and
able to work but unable to access required facilities due to
                                                        COVID-19. If you
received any assistance under the CARES Act (including but not limited to Section 3610
thereunder to keep your employees and subcontractors in a ready state), please quantify
and disclose the short and long-term impact of that assistance on your financial
condition, results of operations, liquidity and capital resources. Refer to CF
                                                        Disclosure Guidance:
Topic No. 9A - Coronavirus (COVID-19)     Disclosure
                                                        Considerations
Regarding Operations, Liquidity, and Capital Resources at

https://www.sec.gov/corpfin/covid-19-disclosure-considerations
 Prabu Natarajan
Science Applications International Corporation
January 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim,
Attorney-Advisor at (202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



FirstName LastNamePrabu Natarajan                      Sincerely,
Comapany NameScience Applications International Corporation
                                                       Division of Corporation
Finance
January 4, 2021 Page 2                                 Office of Technology
FirstName LastName